1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com KRISTOPHER D. BROWN kristopher.brown@dechert.com +1 212 698 3679 Direct +1 212 698 0697 Fax

June 16, 2016

Confidential Submission
Pursuant to Title I, Section 106 under the
Jumpstart Our Business Startups Act
and Section 6(e) of the
Securities Act of 1933

CONFIDENTIAL SUBMISSION

VIA EDGARLink

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Zealand Pharma A/S

Confidential Draft Registration Statement on Form F-1; Submission #1

Submitted June 16, 2016

CIK No. 0001674988

Ladies and Gentlemen:

Zealand Pharma A/S, a Danish corporation (the “Company”), has today submitted, via EDGAR, confidential draft submission no. 1 (the “Confidential Submission”), pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act of 1933, as amended, for non-public review by the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), prior to a public filing of a Registration Statement on Form F-1.

If the Staff of the SEC has any questions about the Company or the Confidential Submission, please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown

Kristopher D. Brown

cc:    Zealand Pharma A/S

Mats Blom, Chief Financial Officer

Cooley LLP

Divakar Gupta

Charles S. Kim

Joshua A. Kaufman

Dechert LLP

Patrick Lyons

Jonathan Schur